Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL ANNOUNCES ANNUAL AND

SPECIAL MEETING OF SHAREHOLDERS

TORONTO, Canada, March 17, 2009 — Biovail Corporation (NYSE/TSX: BVF) announced today that its Board of Directors has called an annual and special meeting of the shareholders to be held in Toronto, Ontario on May 28, 2009.  In addition to ordinary annual meeting matters and matters to be put forth by Biovail, the meeting will also consider the matters raised in the February 25, 2009 requisition from Eugene Melnyk and a company under his control, EM Holdings B.V.

The record date for determining those shareholders entitled to receive notice of the meeting is April 20, 2009.

Formal notice of the meeting and Biovail’s management proxy circular will be sent to Biovail shareholders in due course.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products.  The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets.  For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.